UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

SECTION 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

SECTION 13d-2(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

(AMENDMENT NO. 7)

CREXUS INVESTMENT CORP.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

226553 105

(CUSIP Number)

R. Nicholas Singh, Esq.

Chief Legal Officer

Annaly Capital Management, Inc.

1211 Avenue of the Americas, Suite 2902

New York, New York 10036

Tel: (212) 696-0100

Fax: (212) 696-9809

_________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

David W. Bernstein

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Phone: (212) 536-4029

Fax: (212) 536-3901

May 23, 2013

_________________

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability provisions of that Section of the Act, but will be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Annaly Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH
7	SOLE VOTING POWER
1,000
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
1,000
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
100.0%
14	TYPE OF REPORTING PERSON
CO

AMENDMENT NO. 7 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
CREXUS INVESTMENT CORP.

Item 1. Security and Issuer.

This Amendment No. 7 relates to the common stock, par value $0.01 per share, of CreXus Investment Corp. (the “Issuer” or “CreXus”), a Maryland corporation. It amends and supplements the Schedule 13D filed by Annaly Capital Management, Inc. (“Annaly”) on September 24, 2009, as amended by Amendment No. 1, dated April 1, 2011, Amendment No. 2, dated November 9, 2012, Amendment No. 3, dated January 31, 2013, Amendment No. 4, dated March 18, 2013, Amendment No. 5, dated April 17, 2013, and Amendment No. 6, dated May 23, 2013.

Item 3. Source and Amount of Funds or Other Consideration.

Annaly provided out of its cash on hand the funds that are to be paid to the persons who were stockholders of CreXus immediately before the Merger described in Item 4.

Item 4. Purpose of the Transaction.

Item 4 is amended and supplemented as follows:

On May 23, 2013, CXS Acquisition Corporation was merged with and into CreXus (the “Merger”) in a transaction in which all the persons who held common stock of CreXus immediately before the Merger ceased to be stockholders and instead became entitled to receive $13.05206 per share in cash, net of any required withholding, the number of outstanding shares of CreXus was reduced to 1,000 shares, par value $0.01 per share, and Annaly became the sole stockholder of CreXus.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are amended and supplemented as follows:

(a)-(b) As a result of the Merger, Annaly owns 1,000 shares of CreXus common stock, which is 100% of CreXus’ outstanding common stock on May 23, 2013.

(c) Except as described in Item 4, Annaly has not effected any transaction involving CreXus common stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 23, 2013

By:  /s/ R. Nicholas Singh

Name: R. Nicholas Singh

Title: Chief Legal Officer